TenX Keane Acquisition

No.99, Tiangu 7th Road

Yanta District

Xi’an City, Shanxi Province, China 71000

VIA EDGAR

June 29, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Howard Efron

Re:	TenX Keane Acquisition
Registration Statement on Form S-1
Filed May 19, 2021
File No. 333-256271

Dear Mr. Efron:

TenX Keane Acquisition (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 15, 2021, regarding Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on May 19, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed to the Commission contemporaneously with the submission of this letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Form S-1 filed May 19, 2021

The Offering, page 8

1.	We note your disclosure on page 10 and throughout that your sponsor will own 20% of your issued and outstanding shares after this offering. We further note the principal shareholders table on page 105 indicates that your founders’ shares will represent 23.8% of your outstanding shares. Please revise to reconcile this disclosure.

The Company respectfully advises the Staff that the disclosure on page 10 and throughout the body of the prospectus that our sponsor will own 20% of our issued and outstanding shares after this offering. This percentage excludes the private placement shares. The principal shareholder table on page 105 that indicates that our founders’ shares will represent 23.8% of the issued and outstanding shares includes the private placement shares. The Company has revised the prospectus to disclose the founders’ shares percentage with and without the private placement shares.

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Summary of Risk Factors, page 23

2.	We note your disclosure on page 23 refers to “exclusive forum provisions in our amended and restated certificate of incorporation.” Please revise to provide more specific disclosure elsewhere in the prospectus describing the exclusive forum provisions, clarify whether such provisions apply to claims under the Securities Act and/or the Exchange Act and describe the risks to investors from such provisions.

The Company respectfully advises the Staff that it has revised the disclosure on page 23 and throughout the prospectus which refers to “exclusive forum provisions in the Company’s amended and restated certificate of incorporation” to provide more specific disclosure elsewhere in the prospectus describing the exclusive forum provisions, clarifying that such provisions apply to claims under the Securities Act and/or the Exchange Act and describing the risks to investors of such provisions.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Taylor Zhang
Taylor Zhang
Chief Executive Officer

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP

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